May 23, 2023
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Inessa Kessman
Robert Littlepage

Re: PowerSchool Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-40684

Ladies and Gentlemen:

We are writing to respond to the comment raised in the letter to the Company (the “Comment Letter”), dated May 9, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2022 (the “Form 10-K”) filed on February 24, 2023. For ease of reference in this letter, the Staff’s comment appears in bold directly above the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Critical Accounting Estimates
Goodwill and Intangible Assets, page 76

1.We note your goodwill is about 69% of total assets at December 31, 2022. We further note that your market capitalization is close to the value of your goodwill balance and may have dropped below the goodwill balance in the last twelve months. As such, please ensure your disclosures address each of the following:
•A discussion of how goodwill was tested in 2022, including whether you performed a qualitative and / or quantitative test.
•The specific factors and assumptions used to estimate the fair value of reporting unit(s) and how changes in those assumptions may impact impairment.
•A discussion of how you considered market capitalization when performing your goodwill analysis and if market capitalization triggered an impairment review.
•The percentage by which the estimated fair value of your reporting unit(s) exceed the carrying value and whether goodwill is at risk of impairment.
Provide us with your proposed disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, in future filings, will revise its disclosure as follows with deletions shown as strike through and additions bold and underlined:

Goodwill Assets

Goodwill is the excess of the purchase price in a business combination over the fair value of identifiable net assets acquired. Goodwill is subject to periodic testing for impairment ~~Goodwill~~ and is assessed ~~at least annually, but also~~ for impairment on an annual basis as of December 31 of each year or whenever events or changes in circumstances indicate the carrying values may not be recoverable. ~~Factors that could trigger an impairment review,~~ Such events and circumstances may include (a) significant underperformance relative to historical and/or changes to projected operating results; (b) significant changes in the manner of or use of the acquired assets or the strategy for the Company’s overall business; (c) significant negative industry or economic trends; and (d) a sustained decrease in share price.

~~The Company conducts an~~ When evaluating goodwill for impairment ~~assessment on December 31 of each year taking a~~, we may perform either a preliminary qualitative ~~and quantitative evaluation~~ assessment referred to as a “step zero” approach, or a quantitative assessment referred to as a “step one” approach. A preliminary qualitative assessment involves reviewing qualitative factors such as the ones noted above, to determine ~~if there are any adverse market factors or changes in circumstances indicating that the carrying value of goodwill may not be recoverable. If~~ whether it is more likely than not that ~~an~~ the fair value of our reporting unit is less than its carrying value. If a more likely than not impairment ~~exists, the Company performs a~~ is indicated by the qualitative assessment, we proceed with a two-step quantitative impairment test. Alternatively, we may forego the preliminary qualitative assessment and only conduct the quantitative ~~test that~~ assessment. In a quantitative assessment, the Company compares the fair value of the reporting unit to its ~~net~~ carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company records an impairment ~~of goodwill to the extent that the net carrying value exceeds the fair value~~ charge equal to that excess. ~~amount. There was~~

The Company operates as one segment and a single reporting unit that represents the entity in its entirety. As there is an active market with quoted prices for the Company’s Class A common stock, we consider our market capitalization (calculated as total common stock outstanding multiplied by the price per share of the Class A common stock on the NYSE, as adjusted for a control premium factor, as necessary) to determine fair value.

During the fiscal years ended December 31, 2022 and 2021, the Company did not identify any events or circumstances that would have triggered an interim goodwill impairment review. To assess whether periodic declines in our market capitalization were an indicator requiring an interim goodwill impairment test, we considered the significance of the specific decline and the length of time our common stock had been trading at a depressed value along with the factors described above. The specific declines in the price of the Class A common stock during the fiscal years were not deemed to be a sustained decrease in share price as they were for a relatively short period of time and would not result in a shortfall of our reporting unit’s carrying value relative to its fair value during the interim period. Accordingly, they did not constitute a triggering event requiring an interim goodwill impairment review.

Further, for the Company’s annual goodwill impairment test during fiscal years ended December 31, 2022 and 2021, the Company opted to bypass the qualitative assessment and performed the quantitative analysis by comparing the Company’s market capitalization (using the closing price of the Company’s shares of Class A common stock on the NYSE as of the annual impairment test dates) which approximates the reporting unit’s fair market value with the reporting unit’s carrying value. As a result of the quantitative analysis, the Company concluded that the fair value of its reporting unit exceeded its carrying value by 166% and 106% as of December 31, 2022 and 2021, respectively. Accordingly, no goodwill impairment ~~recorded by~~ was recognized in the ~~Company in any of the periods presented~~ fiscal years ended December 31, 2022 and 2021.

A hypothetical 10 percentage point decrease in the closing price of the Company’s shares of Class A common stock on the NYSE on December 30, 2022 (the last trading day of the year) and December 31, 2021, would have resulted in the fair value of the Company’s reporting unit exceeding its carrying value by 139% and 87%, respectively.

If the Staff has any further questions or comments concerning the Company’s response, please do not hesitate to contact me at 916-467-5215 or Eric.Shander@powerschool.com.

Sincerely,

/s/ Eric Shander
Eric Shander
President & Chief Financial Officer